Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CENTURY THERAPEUTICS, INC.

Century Therapeutics, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.    The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by inserting the following paragraph immediately following the second paragraph of Article Fourth Section A thereof:

“Without any other action on the part of the Corporation or any other person, effective immediately upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “Effective Time”), each 2.51610 shares of the Corporation’s Common Stock issued and outstanding (the “Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, convert into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”). The conversion described in the foregoing sentence shall be collectively referred to herein as the “Reverse Stock Split”. Any shares of Old Common Stock currently held in the Corporation’s treasury shall also be converted into Common Stock in accordance with the Reverse Stock Split. No fractional shares of Common Stock shall be issued upon the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of the Common Stock as determined in good faith by the board of directors of the Corporation. From and after the Effective Time, any stock certificates that, immediately prior to the Effective Time, represented the shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock has been converted in the Reverse Stock Split pursuant to this Certificate of Amendment. Whether or not fractional shares will be issuable upon the Reverse Stock Split shall be determined on the basis of the number of shares of Old Common Stock represented by each certificate of Old Common Stock at the time of the Reverse Stock Split and the number of shares of New Common Stock issuable with respect to each such certificate upon the Reverse Stock Split.”

2.    The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 (by the written consent of the stockholders of the Corporation) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Century Therapeutics, Inc. has caused this Certificate to be executed by its duly authorized officer on this 11th day of June, 2021.

CENTURY THERAPEUTICS, INC.

By:	/s/ Osvaldo Flores, Ph.D.
Name:	Osvaldo Flores, Ph.D.
Title:	President and Chief Executive Officer